CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$15,000,000	$2,046.00

Pricing supplement no. 1184 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-I dated November 14, 2011	Pricing supplement to Product Supplement No. 1-I Registration Statement No. 333-177923 Dated March 19, 2013; Rule 434(b)(2)

Structured Investments	JPMorgan Chase & Co. $15,000,000 Floating Rate Notes Linked to 3-Month USD LIBOR due March 21, 2020

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing March 21, 2020.
•	The notes are designed for investors who seek (a) periodic interest payments that are linked to 3-Month USD LIBOR as determined on each Interest Reset Date plus 0.60%, subject to the Minimum Interest Rate of 1.00% per annum, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on March 19, 2013 and are expected to settle on or about March 21, 2013.

Key Terms

Payment at Maturity:	On the Maturity Date, you will receive your initial investment in the notes plus any accrued and unpaid interest.
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × Day Count Fraction
Interest Rate:	With respect to Interest Period, a rate per annum equal to 3–Month USD LIBOR plus 0.60%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate.
Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Dates:	Interest will be payable quarterly in arrears on the 21st calendar day of each March, June, September and December (each such date, an “Interest Payment Date”), beginning on June 21, 2013 and continuing to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.
Minimum Interest Rate:	1.00% per annum
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. If on the applicable Interest Reset Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 1-I.
LIBOR Reference Banks:	A rate determined by the Calculation Agent to be the mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered rates for deposits in U.S. Dollars for a period of three months that at least two major banks in London, selected by the Calculation Agent, are offering to prime banks in the London interbank market, at 11:00 a.m. (London time) on the relevant LIBOR Determination Date. If on any LIBOR Determination Date fewer than two of such offered rates are available, the rate shall be determined by the Calculation Agent in its sole discretion.
Interest Reset Date:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Day Count Fraction:	90/360
Pricing Date:	March 19, 2013
Issue Date:	March 21, 2013; provided, however that if such say is not a Business Day, then the Pricing Date will be the following day that is a Business Day.
Maturity Date:	March 21, 2020; provided, however that if such say is not a Business Day, then the Pricing Date will be the following day that is a Business Day.
CUSIP:	48126DR76

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$7.38	$992.62
Total	$15,000,000	$110,700	$14,889,300

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $7.38 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 19, 2013

JPMorgan Structured Investments —
Floating Rate Notes Linked to 3-Month USD LIBOR

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 19, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY – Regardless of the performance of 3-Month USD LIBOR, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS – With notes offer periodic interest payments on each Interest Payment Date. With respect to any Interest Period, your Notes will pay a rate per annum equal to 3-Month USD LIBOR plus 0.60%, provided that such rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to any Interest Period, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 0.60%, provided that such rate will not be less than the Minimum Interest Rate.
•	THE INTEREST RATE ON THE NOTES IS BASED ON 3-month usd LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 3-Month USD LIBOR, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 3-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on
JPMorgan Structured Investments —	PS-1
Floating Rate Notes Linked to 3-Month USD LIBOR

the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. We may be one of the banks polled by the British Banking Association in their daily determination of 3-Month USD LIBOR. Our participation in this poll may affect 3-Month USD LIBOR. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on 3-Month USD LIBOR plus 0.60%, provided that such rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	Certain BUILT-IN costs are likely to adversely affect the value of the notes prior to maturity — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date and could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the issue price of the notes. The notes are designed to be held to maturity.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
JPMorgan Structured Investments —	PS-2
Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate
7.00%	+	0.60%	=	7.60%
6.00%	+	0.60%	=	6.60%
5.00%	+	0.60%	=	5.60%
4.00%	+	0.60%	=	4.60%
3.00%	+	0.60%	=	3.60%
2.00%	+	0.60%	=	2.60%
1.00%	+	0.60%	=	1.60%
0.00%	+	0.60%	=	1.00%*
-1.00%	+	0.60%	=	1.00%*
-2.00%	+	0.60%	=	1.00%*
-3.00%	+	0.60%	=	1.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 1.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated assuming the number of calendar days in the applicable Interest Period is 90.

Example 1: 3-Month USD LIBOR is 2.00%. The Interest Rate is 2.60% per annum calculated as follows:

2.00% + 0.60%= 2.60%

The interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.60% × (90/360) = $6.50

Example 2: 3-Month USD LIBOR is 0.00%. Because 3-Month USD LIBOR of 0.00% plus 0.60% is less than the Minimum Interest Rate of 1.00% per annum, the Interest Rate is the Minimum Interest Rate of 1.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 1.00% × (90/360) = $2.50

JPMorgan Structured Investments —	PS-3
Floating Rate Notes Linked to 3-Month USD LIBOR

Historical Information

The following graph sets forth the weekly historical performance of 3-Month USD LIBOR from January 4, 2008 through March 15, 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on March 19, 2013 was 0.28210%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Interest Reset Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

JPMorgan Structured Investments —	PS-4
Floating Rate Notes Linked to 3-Month USD LIBOR